Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Transcript

Station:	ABC NEWS	Date:	18/08/2021

Program:	THE BUSINESS	Time:	08:50 PM

Compere:	KATHRYN ROBINSON	Summary ID:	R00088959413

Item:	PRE-RECORDED INTERVIEW WITH WOODSIDE CEO MEG O’NEILL.

Audience:	Male 16+	Female 16+	All people
	4000	4000	8000

KATHRYN ROBINSON:	Woodside Petroleum has reversed its fortunes, rebounding from the COVID-19 crash to post half-year profits of US $317 million thanks to strengthening global demand. The results follow the overnight announcement that the business will acquire BHP’s global oil and gas assets in a deal worth $41 billion. I spoke with the newly appointed CEO Meg O’Neill earlier.

[Excerpt]

MEG O’NEILL:	Oh, look, this is a tremendous deal. It’s a tremendous opportunity for Woodside. It will do some things in terms of bringing together a geographically diverse portfolio. It will give us additional investment choice. If we look at it from a financial perspective, we will have the cash flow, the balance sheet, the financial strength to fund, not just our plans, near-term investments, but also investments into energy transition, as well as be able to provide a return to our shareholders throughout the cycle. It unlocks our ability to progress the Scarborough and Pluto Train 2 developments. And you know I think it’s important to acknowledge that in today’s world, that it will help us fund our decarbonisation journey.

AGENCY REPORT This data is provided for internal purposes. It may be auto generated. Whilst every effort is made to ensure accuracy for the benefit of clients no legal responsibility is taken for errors or omissions. (*) - Indicates unknown spelling or phonetic spelling.

Metro TV demographics are supplied by OzTAM, Non-Metro TV demographics by Nielsen and Radio demographics by GfK.

KATHRYN ROBINSON:	Meg, do you have any concerns that Woodside will face reputational risk by taking on these assets given gas and oil projects are increasingly being shunned by some investors due to environmental concerns?

MEG O’NEILL:	Look, I think the starting point is to acknowledge that when these two companies come together, there is no increase in the world’s emissions. We will continue to be transparent in reporting our equity emissions and we will apply the same emissions reduction targets to the combined portfolio that we’ve committed to for Woodside’s own portfolio. So we’ve committed to reduce emissions by 15 per cent by 2025, 30 per cent by 2030, on a pathway to net zero by 2050.

KATHRYN ROBINSON:	So this merger doesn’t make Woodside’s path to decarbonisation any more difficult? You won’t have to buy carbon credits to meet any of those short and medium-term emissions targets?

MEG O’NEILL:	Look, our absolute abatement commitments will grow. But one of the things that we did in 2018 was we put together a carbon team, and the carbon team has been doing some really fantastic work in terms of building our capability in generating our own offsets through environmental planting. And we’re looking at some HIR projects, as well as participating in the carbon market. So I am actually very pleased to say that we have got sufficient offsets in our offset, quote unquote, bank account to cover the needs of the combined company for that 2025 commitment.

AGENCY REPORT This data is provided for internal purposes. It may be auto generated. Whilst every effort is made to ensure accuracy for the benefit of clients no legal responsibility is taken for errors or omissions. (*) - Indicates unknown spelling or phonetic spelling.

Metro TV demographics are supplied by OzTAM, Non-Metro TV demographics by Nielsen and Radio demographics by GfK.

KATHRYN ROBINSON:	Meg, you mentioned the cash flow this deal will bring. Just how critical will this merger be to the success and funding for the Scarborough project?

MEG O’NEILL:	Look, it certainly makes things substantially clearer. So with Scarborough, it’s a very significant investment, as we have communicated to the markets, our latest cost outlook is US $12 billion, so that’s a very significant commitment for a company of our size. We have been pursuing some sell downs, so we will try to reduce the capital load for our company by selling down our equity in Pluto Train 2, Scarborough Offshore, as well as our Sangomar investment in Senegal. One of the things the combined company does with the merger is it provides the cash flow to really relieve some of that pressure.

KATHRYN ROBINSON:	Well, Woodside will issue new shares to existing BHP shareholders who will end up with 48 per cent of the company. What about those BHP shareholders who didn’t invest in BHP to become shareholders in a merged petroleum business owned by Woodside? How will you keep those on board?

MEG O’NEILL:	So we’ve done quite a bit of analysis trying to understand the shareholders who hold BHP today and how they compare to shareholders that hold Woodside today. There is significant overlap in those two groups. We do recognise that there are some BHP shareholders today who, for one reason or another, are unlikely to come across to the new company. But we’ve also identified a number of BHP shareholders and other shareholders out in the market who hold significant equity positions in energy companies that are comparably sized to where we will be as a merged entity. And so we do see the opportunity to attract some new shareholders to the register.

AGENCY REPORT This data is provided for internal purposes. It may be auto generated. Whilst every effort is made to ensure accuracy for the benefit of clients no legal responsibility is taken for errors or omissions. (*) - Indicates unknown spelling or phonetic spelling.

Metro TV demographics are supplied by OzTAM, Non-Metro TV demographics by Nielsen and Radio demographics by GfK.

KATHRYN ROBINSON:	Well onto your results, Woodside has seen a 31 per cent increase in revenue. NPAT has rebounded to US $317 million. You’ve increased the dividend. Pretty big turnaround from last year. Can you unpack some of those results?

MEG O’NEILL:	This year, we’re seeing some really positive things. So obviously the demand for oil and gas has improved, so the market conditions are quite positive. We’ve seen that trend carried through into the third quarter. So the market conditions are very strong and you know the fundamentals of the business, the team is executing in a really exceptional way.

KATHRYN ROBINSON:	Meg O’Neill, many thanks for joining us on The Business.

MEG O’NEILL:	Thank you.

[End of excerpt]

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© 2021 Australian Broadcasting Corporation. All rights reserved.

TRANSCRIPT PRODUCED BY ISENTIA

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AGENCY REPORT This data is provided for internal purposes. It may be auto generated. Whilst every effort is made to ensure accuracy for the benefit of clients no legal responsibility is taken for errors or omissions. (*) - Indicates unknown spelling or phonetic spelling.

Metro TV demographics are supplied by OzTAM, Non-Metro TV demographics by Nielsen and Radio demographics by GfK.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.